UL 3-10-04

AH 3/8/2004 **

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04004603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Libra Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Blvd., Suite 870
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. D.C. 161

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jess M. Ravich (310) 312-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jess M. Ravich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Libra Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER A. ROBLES
Commission # 1365777
Notary Public - California
Los Angeles County
My Comm. Expires Jul 21, 2006

Signature

President & Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Manager
Libra Securities, LLC:

We have audited the accompanying statements of financial condition of Libra Securities, LLC as of December 31, 2003 and 2002 and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Libra Securities, LLC as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

February 11, 2004

LIBRA SECURITIES, LLC

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash	$	4,510,639	5,479,970
Securities held, at fair value		2,332,017	1,384,215
Prepaid expenses		76,229	110,788
Unbilled receivables		—	40,816
Other assets		3,096	17,117
Total assets	$	6,921,981	7,032,906
Liabilities and Member's Equity			
Liabilities:			
Accrued compensation and benefits	$	1,147,635	1,608,043
Accounts payable and other accrued expenses		193,954	72,586
Total liabilities		1,341,589	1,680,629
Member's equity		5,580,392	5,352,277
Total liabilities and member's equity	$	6,921,981	7,032,906

See accompanying notes to financial statements.

LIBRA SECURITIES, LLC

Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Corporate finance service fees	$	9,041,684	4,681,820
Net trading gains		5,222,046	9,705,415
Commission income		879,081	1,475,119
Underwriting income		—	964,979
Interest and dividends		324,709	139,729
Total revenues		15,467,520	16,967,062
Expenses:			
Employee compensation and benefits		11,660,175	11,979,993
Occupancy and equipment		694,115	686,361
Communication and data processing		589,409	903,101
Promotional		574,252	519,911
Clearance		107,652	133,174
Professional fees		206,271	375,918
Other		557,531	1,329,088
Total expenses		14,389,405	15,927,546
Net income	$	1,078,115	1,039,516

See accompanying notes to financial statements.

LIBRA SECURITIES, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2003 and 2002

Balance at December 31, 2001	$	4,935,130
Contribution from member		2,750,000
Distribution to member		(3,372,369)
Net income		1,039,516
Balance at December 31, 2002		5,352,277
Distribution to member		(850,000)
Net income		1,078,115
Balance at December 31, 2003	$	5,580,392

See accompanying notes to financial statements.

LIBRA SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 1,078,115	1,039,516
Write-off of unbilled receivables	—	734,694
Changes in assets and liabilities:		
Securities held at fair value	(947,802)	(1,384,215)
Prepaid expenses	34,559	(76,422)
Unbilled receivables	40,816	612,245
Other assets	14,021	30,883
Accrued compensation and benefits	(460,408)	1,608,043
Accounts payable and other accrued expense	121,368	(12,405)
Net cash provided by (used in) operating activities	(119,331)	2,552,339
Cash flows from financing activities:		
Capital contribution	—	2,750,000
Capital distribution	(850,000)	(3,372,369)
Net cash used in financing activities	(850,000)	(622,369)
Net increase (decrease) in cash	(969,331)	1,929,970
Cash, beginning of year	5,479,970	3,550,000
Cash, end of year	$ 4,510,639	5,479,970

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Libra Securities, LLC (Libra or the Company), a Delaware limited liability company, is a wholly owned subsidiary of Libra Securities Holdings, LLC (Libra Holdings) and is a registered broker-dealer.

The Company is exempt from Rule l5c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Company.

(2) Significant Accounting Policies

(a) Securities Transactions

Proprietary securities transactions are recorded on a settlement-date basis.

Marketable securities are reported at fair value based on quoted prices, and securities not readily marketable are reported at fair value as determined by management, with all changes in fair value and associated realized gains and losses on securities transactions included in net trading gains in the accompanying statements of operations.

(b) Underwriting and Corporate Finance Services

Underwriting revenues include gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter. Corporate finance services revenues include fees arising from securities offerings in which the Company acts as placement agent and also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Corporate finance services fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(c) Commissions

Commission income and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

(d) Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes, and accordingly are not subject to income taxes. For tax purposes, income or losses of the Company are the responsibility of Libra Holdings and are included in the tax returns of Libra Holdings. The Company is subject to, and has provided for, the minimum state and local franchise taxes, which are recorded within other expenses in the accompanying financial statements.

(e) Unbilled Receivables

In December 2001, Libra Holdings purchased $2,000,000 in unbilled receivables from U.S. Bancorp Libra, a former affiliate. Libra Holdings then transferred the assets to the Company. These unbilled receivables represented the rights to receive cash from ongoing underwriting and advisory services

 (Continued)

transactions, which were to be finalized by the Company. Libra recognized revenue to the extent that the cash received upon the closing of the transaction exceeded the carrying value of the unbilled receivable.

In the fourth quarter of 2002, Libra determined that transactions related to $734,694 of the outstanding unbilled receivable balance would not close and recorded a charge for $734,694 in other expense.

(f) Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents and certain receivables, are carried at fair value or contracted amounts, which approximate fair value, due to the short period to maturity. Similarly, liabilities, including certain payables and accrued expenses, are carried at amounts approximating fair value.

(g) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(3) Membership Interests

The Company's sole member, Libra Holdings (the Member), shall have the right, but not the obligation, to make additional capital contributions in such additional amounts as the Company may from time to time request, upon authorization of the board of managers. The Member may lend money to, borrow money from, act as a surety, guarantor, or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with the Company and, subject to other applicable law, has the same rights and obligations with respect to any such matter as a person who is not the Member.

(4) Related Party Transactions

During 2002, certain principals of the Company held notes issued by clients of the Company to which the Company provided advisory services. No fees were collected from such clients in 2002 or 2003 and the advisory services agreement was terminated in January 2003.

(5) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

(6) Concentration of Credit Risk

The Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks, and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

(7) Defined Contribution Plan

The Company participates in a defined contribution retirement plan covering all eligible full-time employees. If the Company elects to make a contribution to the plan in any year, the amount of the contribution is based on a percentage of covered compensation paid to participating employees during each year. The Company's expense related to this plan was $7,058 and $22,965 for 2003 and 2002, respectively.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness arising from customer transactions, as defined. At December 31, 2003 and 2002, the Company had unconsolidated net capital, as defined, of $3,408,550 and $4,909,159, respectively, which was $1,248,763 and $4,797,118, respectively, in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003 was 0.37 to-1.

(9) Commitments and Contingencies

Libra Holdings leases office space under noncancelable leases for its and the Company's offices in Los Angeles, New York, Armonk, Houston, and Boulder with terms in excess of one year. In the past, the Company has paid these expenses for Libra Holdings. As of December 31, 2003, future minimum lease payments under the noncancelable leases are as follows:

2004	$	540,373
2005		387,045
2006		387,045
2007		—
2008		—
Thereafter		—
Total	$	1,314,463

Rent expense under these leases was $633,666 and $600,688 for the years ended December 31, 2003 and 2002, respectively, which is included in the occupancy and equipment expense in the accompanying statements of operations.

Schedule 1

LIBRA SECURITIES, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Total member's equity	$	5,580,392
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		2,030,267
Prepaid expenses		76,229
Other assets		3,096
Fidelity Bond Deductible		10,000
Net capital before changes on securities positions		3,460,800
Haircuts on securities positions		52,250
Net capital	$	3,408,550
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	1,248,763
Total aggregate indebtedness	$	1,248,763
Computation of basic net capital requirement:		
Net capital required – greater of $100,000 or 6-2/3% of aggregate indebtedness of $1,248,763	$	100,000
Net capital in excess of requirements		3,308,550
Ratio of aggregate indebtedness to net capital		0.37 to 1

The computation of net capital under Rule 15c3-1 as of December 31, 2003, computed by Libra Securities, LLC in its amended Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 27, 2004, does not materially differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying independent auditors' report.

Schedule 2

LIBRA SECURITIES, LLC

Computation for Determination of Reserves Required under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Exemption is claimed under paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

LIBRA SECURITIES, LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

Exemption is claimed under paragraph (k)(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Manager
Libra Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Libra Securities, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Manager, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 11, 2004